Exhibit 12.2
American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Nine Months Ended September 30, 2018
Income before income taxes	$1,725
Add: Total fixed charges (per below)	1,539
Less: Interest capitalized	56
Total earnings before income taxes	$3,208
Fixed charges:
Interest	$827
Portion of rental expense representative of the interest factor	712
Total fixed charges	$1,539
Ratio of earnings to fixed charges	2.1